ENDRA Life Sciences Inc.

3600 Green Court, Suite 350,

Ann Arbor, MI 48105-1570

May 26, 2026

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Margaret Sawicki and Ms. Lauren Nguyen

Re:	ENDRA Life Sciences Inc. Request to Withdraw Registration Statement on Form S-1 Filed July 9, 2025, as amended on July 16, 2025, as further amended on July 25, 2025 File No. 333-288575

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), ENDRA Life Sciences Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-288575) filed with the Commission on July 9, 2025, as amended on July 16, 2025, and as further amended on July 25, 2025, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registrant has decided not to pursue the offering due to business decisions and confirms that the Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Pursuant to Rule 477 under the Securities Act, the Registrant respectfully requests that the Commission grant this application for withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date. In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

We appreciate your time and attention to this matter. Should you have any questions, please contact Coleman Wombwell with K&L Gates LLP, the Registrant’s outside counsel, at (704) 331-7551; coleman.wombwell@klgates.com.

Very truly yours,

/s/ Alexander Tokman
Alexander Tokman, Chief Executive Officer

cc:	Coleman Wombwell, K&L Gates LLP